October 12, 2005

VIA EDGAR AND HAND DELIVERY

Mr. Russell Mancuso, Branch Chief

Mr. Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	A-Max Technology Limited Amendment No. 5 to Registration Statement on Form F-1 (Registration No. 333-128297)

Dear Mr. Mancuso and Mr. Hunt:

On behalf of our client, A-Max Technology Limited, a company organized under the laws of Bermuda (the “Company” or “A-Max”), we are filing herewith Amendment No. 5 to the Company’s Registration Statement on Form F-1 (“Amendment No. 5”). For the ease of your reference, we will also deliver to you five hard copies of Amendment No. 5 marked to show changes to Amendment No. 3 to the Registration Statement filed on October 7, 2005 (“Amendment No. 3”).

Set forth below are the Company’s responses to the comments contained in the letter dated October 11, 2005 from the staff of the Securities and Exchange Commission (the “Staff”).

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Prospectus

1.	We note the changes to the industry and market data throughout the prospectus:

•	where the data was changed (rather than updated), tell us the reason for the change, and provide your evaluation of the reliability of the data, and
•	provide us a copy of the updated industry reports clearly marked so that data is reconcilable to your prospectus.

The Company respectfully advises the Staff that the data was changed and updated in Amendment No. 3 in light of the recent and more up-to-date IDC industry report that was made publicly available on September 29, 2005 (the “2005 IDC Report”). The previous IDC report that had been referenced in earlier filings of the Registration Statement was issued in December 2004 (the “2004 IDC Report”). In addition to updating industry data, certain 2004 numbers were changed – based on the 2005 IDC Report – because the 2004 IDC Report used

Resident partners: Joseph A. Bevash (US), Sabrina Y. T. Maguire (US), John A. Otoshi (US), Mitchell D. Stocks (US), David Zhang (US)

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estimated 2004 numbers since that report was issued before the end of 2004. Accordingly, percentage increases/decreases from 2003 to 2004 or from 2004 to a future date were changed as a result of the actual 2004 numbers included in the 2005 IDC Report.

The Company believes that the data it has cited from the 2005 IDC Report is consistent with the Company’s understanding of the markets and industry trends. IDC is a leading IT research and advisory firm. Its publications have been widely cited in prospectuses and other documents filed with the Securities and Exchange Commission by many issuers and reporting companies, including Portalplayer, Inc, a participant in the portable digital player industry.

The Company provided relevant marked pages of the 2005 IDC Report as Annex A to the hard copy of the October 7, 2005 response letter provided to you. For your convenience, those pages will be attached again as Annex A to the hard copy of this letter to be delivered to you today.

Selling Shareholders, page 70

2.	Please expand your response to comment 3 to tell us:

•	why the owners transferred their shares to the companies in January 2005,

The referenced beneficial owners informed the Company that they contributed their respective A-Max shares to the Holding Companies (as defined in the response letter dated October 7, 2005) for personal tax planning purposes.

•	what consideration each owner received for transferring the shares to the companies,

The referenced beneficial owners received proportionate ownership interests in each of the Holding Companies based on the number of A-Max shares that they contributed to each of the Holding Companies.

•	what consideration each company received in exchange for transferring the shares to the owners in connection with this offering,

As stated in the response letter dated October 7, 2005, each of the Holding Companies distributed certain A-Max shares held by it to all of its beneficial owners based on their pro rata ownership interests in the Holding Company. The Holding Companies did not receive consideration for such distributions to their beneficial owners.

•	whether the proportionate ownership of each company before the transfers remained unchanged after the transfers,

The proportionate ownership of each of the Holding Companies remained unchanged after the pro rata distribution of A-Max shares to their beneficial owners.

•	the number of shares that each company transferred to each owner (regardless of whether that owner is a selling stockholder), demonstrating that the transfer was proportionate to the owner’s interest in the company.

Please see the table below.

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Holding Company Distributing A-Max Shares	Beneficial Owner Receiving A-Max Shares	Shares Received by Beneficial Owner	% of A-Max Shares Received Among the Shares Distributed by Each Holding Company	% Ownership in Each Holding Company before and after the Distribution
Billion Creation Limited	Victor Chan	6,063,144	50%	50%
	Yu Xiao Dong	2,425,258	20%	20%
	Shou Cheng Chiao	2,273,679	18.75%	18.75%
	Jaw Lung Lee	1,364,207	11.25%	11.25%

Vital Champion Limited	Victor Chan	18,602,595	50%	50%
	Yu Xiao Dong	7,441,038	20%	20%
	Shou Cheng Chiao	6,975,973	18.75%	18.75%
	Jaw Lung Lee	4,185,584	11.25%	11.25%

Teambest Limited	Victor Chan	18,602,595	50%	50%
	Yu Xiao Dong	7,441,038	20%	20%
	Shou Cheng Chiao	6,975,973	18.75%	18.75%
	Jaw Lung Lee	4,185,584	11.25%	11.25%

Exhibit 3.2

3.	Please ensure that your disclosure is consistent with this exhibit. For example:

•	Reconcile the disclosure about the number of authorized shares on page 77 with the information on page 4 of this exhibit.
•	Reconcile the quorum requirement disclosed on page 79 with the information on page 18 of this exhibit.
•	Disclose the quorum and voting requirements for board meetings.

In response to the Staff’s comment, the Company has revised the referenced disclosures on pages 77 and 79.

Exhibit 5.1

4.	We note your response to comment 8; however, counsel’s definition of non-assessable appears to be limited to assessments in connection with the issue of the shares as opposed to whether shareholders are liable for any additional assessments or calls on the security by the registrant or its creditors. Please prominently disclose (1) the reason why counsel cannot provide an opinion on these matters and (2) the risk to investors that has been created by the lack of an opinion. Also analyze potential issues under Section 5 of the Securities Act related to potential future assessments.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its exhibit 5.1 opinion filed herewith.

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5.	Please file an opinion that covers all securities registered, including the over-allotment option. In this regard, we note that you have registered a dollar amount of securities, not a number of securities.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its exhibit 5.1 opinion filed herewith. In addition, the Company has revised the “Calculation of Registration Fee” table on the front cover of the Registration Statement to register a specific number of ordinary shares.

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Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2501 or Julie Gao at (852) 2912-2535.

Very truly yours,

/s/ John A. Otoshi

of LATHAM & WATKINS LLP

Enclosures

cc:

Victor Chan, Chairman and Chief Executive Officer, A-Max Technology Limited

Diana Chan, Chief Financial Officer, A-Max Technology Limited

David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong

Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong

Choo Lye Tan, Conyers Dill & Pearman, Hong Kong

Chris Lin, Simpson Thacher & Bartlett LLP, Hong Kong

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